Exhibit 99.1

ANNOUNCEMENT annual general meeting mainz biomed n.v.

May 19, 2023. Mainz Biomed N.V. announces that its annual general meeting will be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 28 June 2023 at 14.00 hours CET. The notice of meeting, agenda for the meeting and related documents and further information regarding the meeting have been made available at www.mainzbiomed.com/investors.